Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2025 First Quarter Financial Results

9% year-over-year revenue growth

Affirms sequential quarterly revenue growth target throughout 2025

MIGDAL HAEMEK, ISRAEL – May 14, 2025 – Tower Semiconductor (NASDAQ/TASE: TSEM) reports today its results for the first quarter ended March 31, 2025.

First Quarter of 2025 Results Overview
Revenues for the first quarter of 2025 were $358 million as compared to $327 million for the first quarter of 2024, representing 9% year-over-year revenue growth.

Gross profit and operating profit for the first quarter of 2025 were $73 million and $33 million, respectively, as compared to gross profit and operating profit of $73 million and $34 million in the first quarter of 2024, respectively. Gross and operating profits remain similar since the positive impact of the $31 million revenue increase was offset by the fixed costs of the new 300mm Agrate facility, as previously disclosed.

Net profit for the first quarter of 2025 was $40 million, reflecting $0.36 basic and $0.35 diluted earnings per share. First quarter of 2024 net profit was $45 million, reflecting $0.40 basic and diluted earnings per share, having been positively impacted by a non-recurring income tax benefit.

Cash flow generated from operating activities in the first quarter of 2025 was $94 million. Investments in property and equipment, net, were $111 million and debt payments totaled $27 million.

Corporate Credit Rating
On May 7, 2025, Standard & Poor’s Maalot (an S&P Global Ratings fully owned company) completed its annual rating review for the Company and reaffirmed its corporate credit rating as “ilAA, with a stable outlook”.

Business Outlook
Tower Semiconductor guides revenues for the second quarter of 2025 to be $372 million, with an upward or downward range of 5%, reflecting 6% year-over-year revenue increase; and reiterates its previously communicated company target for continued quarter-over-quarter revenue growth within 2025.

Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated:
“Tower delivered continued record revenue in RF infrastructure, which includes SiPho and SiGe. We target further revenue growth of these technologies throughout the year, increases in our high voltage 200mm power management business and higher revenue levels in our sensors business. Additionally, we have entered a new served market for Tower, namely envelope trackers, using our 300mm technology platform. In the face of geo-political uncertainties, we are leveraging Tower’s global scale and technology breadth into new opportunities.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, May 14, 2025, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the first quarter of 2025 and its business outlook.

The call will be webcast and available through the Investor Relations section of Tower Semiconductor’s website at ir.towersemi.com. The pre-registration form required for dial-in participation is accessible here. Upon completing the registration, participants will receive the dial-in details, a unique PIN, and a confirmation email with all necessary information. To access the webcast, click here. The teleconference will be available for replay for 90 days.

Non-GAAP Financial Measures
The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the “SEC”) as they apply to our Company. These adjusted financial measures are calculated excluding the following: (i) amortization of acquired intangible assets as included in our costs and expenses, (ii) compensation expenses in respect of equity grants to directors, officers, and employees as included in our costs and expenses, (iii) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit in 2023 and (iv) restructuring income, net, which includes income, net of cost and taxes associated with the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, which occurred during 2022, as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures used and/or presented in this release, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Taxes, Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g., research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, as included in operating profit. EBITDA is reconciled in the tables below and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents, short-term deposits, and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $94 million, $101 million and $110 million for the three months periods ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively (less cash used for investments in property and equipment, net (in the amounts of $111 million, $93 million and $98 million for the three months periods ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns one operating facility in Israel (200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy with STMicroelectronics as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

CONTACT:
Liat Avraham | Investor Relations | +972-4-6506154 | liatavra@towersemi.com

Forward-Looking Statements
This release, as well as other statements and reports filed, stated and published in relation to this quarter’s results, include certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, projections and statements with respect to our future business, financial performance and activities. The use of words such as “projects”, “expects”, “may”, “targets”, “plans”, “intends”, “committed to”, “tracking”, or words of similar import, identifies a statement as “forward-looking.” Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements, which describe information known to us only as of the date of this release. Factors that could cause actual results to differ materially from those projected or implied by such forward-looking statements include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) reliance on acquisitions and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices in the future as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services resulting in high utilization and its effect on cycle time, yield and on schedule delivery, as well as customers potentially being placed on allocation, which may cause customers to transfer their business to other vendors, (vii) financial results that may fluctuate from quarter to quarter, making it difficult to forecast future performance, (viii) our debt and other liabilities that may impact our financial position and operations, (ix) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (x) fluctuations in cash flow, (xi) our ability to satisfy the covenants stipulated in our agreements with our debt holders, (xii) pending litigation, (xiii) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xiv) receipt of orders that are lower than the customer purchase commitments and/or failure to receive customer orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) the effects of global recession, credit crisis and/or unfavorable macro-economic conditions, such as the imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) financing capacity acquisition related transactions, strategic and/or other growth or M&A opportunities, including funding Agrate fab’s significant 300mm capacity investments and acquisition or funding of equipment and other fixed assets associated with the capacity corridor transaction with Intel as announced in September 2023, in addition to other capacity and capability expansion plans, such as announced for SiPho and SiGe, and the possible unavailability of such financing and/or the availability of such financing on unfavorable terms, (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchases beyond our needs), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) the use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxviii) the Fab 3 landlord’s alleged claims that the noise abatement efforts made thus far are not adequate under the terms of the amended lease due to which he requested a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease, as well as uncertainties associated with the ability to extend such lease or acquire the real estate and obtain the required local, state and/or other approvals required to be able to continue operations beyond the current lease term, (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel, the Japanese Yen and the Euro) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with the Agrate fab and the capacity corridor transaction with Intel as announced in September 2023, such as their qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover their significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxiii) potential liabilities, cost and other impact due to reorganization and consolidation of fabrication facilities, or cessation of operations, including with regard to our 6 inch facility, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) the issuance of ordinary shares as a result of exercise and/or vesting of any of our employee equity, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as the issuance of additional employee stock options and/or restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the Company’s ordinary shares, and in addition may impair our ability to raise future capital, and (xxxvii) climate change, business interruptions due to floods, fires, pandemics, earthquakes and other natural disasters, the security situation in Israel, global trade “war” and the current war in Israel, including the potential inability to continue uninterrupted operations of the Israeli fab, impact on global supply chain to and from the Israeli fab, power interruptions, chemicals or other leaks or damages as a result of the war, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions if hostilities in Israel or political instability in the region continue or exacerbate, and other events beyond our control. With respect to the current war in Israel, if instability in neighboring states occurs, Israel could be subject to additional political, economic, and military confines, and our Israeli facility’s operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this release or which may otherwise affect our business is included under the heading "Risk Factors" in the Company’s most recent filings on Forms 20-F and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	March 31,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$274,818	$271,894
Short-term deposits	906,446	946,351
Trade accounts receivable	219,496	211,932
Inventories	276,072	268,295
Other current assets	51,429	61,817
Total current assets	1,728,261	1,760,289

PROPERTY AND EQUIPMENT, NET	1,346,213	1,286,622

OTHER LONG-TERM ASSETS, NET	34,131	33,574

TOTAL ASSETS	$3,108,605	$3,080,485

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Short-term debt	$27,490	$48,376
Trade accounts payable	118,318	130,624
Deferred revenues and customers' advances	17,233	21,655
Other current liabilities	86,421	84,409
Total current liabilities	249,462	285,064

LONG-TERM DEBT	134,835	132,437

OTHER LONG-TERM LIABILITIES	22,293	22,804

TOTAL LIABILITIES	406,590	440,305

TOTAL SHAREHOLDERS' EQUITY	2,702,015	2,640,180

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,108,605	$3,080,485

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
REVENUES	$358,170	$387,191	$327,238
COST OF REVENUES	284,999	300,338	254,632

GROSS PROFIT	73,171	86,853	72,606

OPERATING COSTS AND EXPENSES:
Research and development	20,172	20,622	19,951
Marketing, general and administrative	20,101	19,812	18,670
	40,273	40,434	38,621

OPERATING PROFIT	32,898	46,419	33,985
FINANCING AND OTHER INCOME, NET	10,598	8,315	3,984
PROFIT BEFORE INCOME TAX	43,496	54,734	37,969
INCOME TAX BENEFIT (EXPENSE), NET	(3,779)	(2,149)	5,078
NET PROFIT	39,717	52,585	43,047
Net loss attributable to non-controlling interest	425	2,553	1,587
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$40,142	$55,138	$44,634

BASIC EARNINGS PER SHARE	$0.36	$0.49	$0.40
Weighted average number of shares	111,575	111,493	110,840
DILUTED EARNINGS PER SHARE	$0.35	$0.49	$0.40
Weighted average number of shares	113,152	112,967	111,627

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$40,142	$55,138	$44,634
Stock based compensation and amortization of acquired intangible assets	10,335	11,258	7,209
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$50,477	$66,396	$51,843

ADJUSTED EARNINGS PER SHARE:
Basic	$0.45	$0.60	$0.47
Diluted	$0.45	$0.59	$0.46

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$271,894	$270,979	$260,664
Net cash provided by operating activities	93,922	100,816	110,038
Investments in property and equipment, net	(111,411)	(93,396)	(98,018)
Debt received (repaid), net	(26,874)	2,795	(8,409)
Effect of Japanese Yen exchange rate change over cash balance	2,817	(4,972)	(2,665)
Proceeds from (investments in) deposits, marketable securities and other assets, net	44,470	(4,328)	(1,113)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$274,818	$271,894	$260,497

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	March 31,	December 31,	March 31,
	2025	2024	2024
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$39,717	$52,585	$43,047
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization *	74,228	75,820	59,544
Other expense, net	558	12,439	5,993
Changes in assets and liabilities:
Trade accounts receivable	(6,354)	(19,034)	(6,489)
Other current assets	5,622	(36,464)	(13,454)
Inventories	(4,128)	(3,356)	(23,703)
Trade accounts payable	(11,114)	18,320	32,559
Deferred revenues and customers' advances	(4,432)	(8,712)	(1,931)
Other current liabilities	3,718	7,057	16,868
Other long-term liabilities	(3,893)	2,161	(2,396)
Net cash provided by operating activities	93,922	100,816	110,038

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(111,411)	(93,396)	(98,018)
Proceeds from (investments in) deposits, marketable securities and other assets, net	44,470	(4,328)	(1,113)
Net cash used in investing activities	(66,941)	(97,724)	(99,131)

CASH FLOWS - FINANCING ACTIVITIES
Debt received (repaid), net	(26,874)	2,795	(8,409)
Net cash provided by (used in) financing activities	(26,874)	2,795	(8,409)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	2,817	(4,972)	(2,665)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,924	915	(167)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	271,894	270,979	260,664
CASH AND CASH EQUIVALENTS - END OF PERIOD	$274,818	$271,894	$260,497

* Includes stock based compensation and amortization of acquired intangible assets in the amounts of $10,335, $11,258 and $7,209 for the 3 months periods ended March 31, 2025, December 31, 2024 and March 31, 2024, respectively.